SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F      X                          Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                     No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

CNH Global N.V.
SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of September, 2003

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of August and Cumulative for 8 Months, 2003, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of July 2003 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of August and Cumulative for 8 Months, 2003,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of July 2003
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (`AEM’) and of the Canadian Farm and Industrial Equipment Institute (`CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V	August N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)

RETAIL UNIT SALES: MONTH OF AUGUST 2003

Agricultural Tractors:

under 40 horsepower (2WD)	+ 52.7%	up moderate double digits, but less than the industry

40 to 100 horsepower (2WD)	+ 5.7%	down mid single digits

over 100 horsepower (2WD)	+ 1.2%	up low double digits

4 wheel drive tractors	+ 14.3%	up low double digits, in line with the industry

Total tractors	+ 32.2%	up low double digits, moderately less than the industry

Combines	+ 14.5%	up high double digits, significantly more than the industry

Loader/backhoes	+ 9.8%	up high single digits, in line with the industry

Skid Steer Loaders	+ 1.8%	down low single digits

Total Heavy Construction Equipment	+ 10.0%	up high double digits, significantly more than the industry

RETAIL UNIT SALES:
8 MONTHS, 2003

Agricultural Tractors:

under 40 horsepower (2WD)	+ 25.3%	up mid single digits

40 to 100 horsepower (2WD)	+ 6.3%	up low double digits

over 100 horsepower (2WD)	+ 1.4%	down mid single digits

4 wheel drive tractors	(1.4%)	down mid single digits

Total tractors	+ 16.7%	up mid single digits

Combines	+ 2.6%	up mid single digits

Loader/backhoes	+ 2.9%	down high single digits

Skid Steer Loaders	(2.1%)	down low double digits

Total Heavy Construction Equipment	+ 4.9%	up low single digits, in line with the industry

DEALER INVENTORIES:
END OF July 2003

Agricultural Tractors:

under 40 horsepower (2WD)	4.8 months supply	in line with the industry

40 to 100 horsepower (2WD)	5.2 months supply	> 1 month less than the industry

over 100 horsepower (2WD)	4.7 months supply	1/2 month less than the industry

4 wheel drive tractors	4.2 months supply	1/2 month less than the industry

Total tractors	4.9 months supply	1 month less than the industry

Combines	4.1 months supply	> 1 month more than the industry

Dated: September 18, 2003

August 2003 Flash Report
U.S. Unit Retail Sales
(Report released September 11, 2003)

							July 2003
	August	August		Y-T-D			U.S. Field
Equipment	2003	2002	% Chg.	2003	Y-T-D 2002	% Chg.	Inventory

Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	11,616	7,519	54.5	91,892	72,844	26.1	43,452
40 & Under 100 HP	5,048	4,673	8.0	40,618	37,643	7.9	23,386
100 HP & Over	636	599	6.2	9,176	9,217	-0.4	5,309
Total - 2 Wheel Drive	17,300	12,791	35.3	141,686	119,704	18.4	72,147
Total - 4 Wheel Drive	115	98	17.3	1,704	1,813	-6.0	890
Total — Farm Wheel Tractors	17,415	12,889	35.1	143,390	121,517	18.0	73,037
Combines (Self-Propelled)	420	419	0.2	2,604	2,730	-4.6	1,497

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

For further information, please contact Deb Carson at 414-298-4146.

<< Back To U.S. Ag Reports Home

(C)AEM 2003 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends

Canadian Ag Flash Reports

August 2003 Flash Report Canada Unit Retail Sales
(Report released 9/11/2003)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	August			August YTD			July

							2003	2002
							Canadian	Canadian
			%			%	(Field)	(Field)
Equipment	2003	2002	Chg.	2003	2002	Chg.	Inventory	Inventory

Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	436	372	17.2	3,742	3,487	7.3	3,282	3,176
40 & Under 100 HP	354	439	-19.4	4,003	4,347	-7.9	3,400	3,732
100 HP & Over	182	209	-12.9	2,700	2,500	8.0	1,579	1,392
Total - 2 Wheel Drive	972	1,020	-4.7	10,445	10,334	1.1	8,261	8,300
Total - 4 Wheel Drive	13	14	-7.1	486	408	19.1	222	162
Total Farm Wheel Tractors	985	1,034	-4.7	10,931	10,742	1.8	8,483	8,462
Combines (Self-Propelled)	276	189	46.0	788	575	37.0	561	603

(C)AEM 2003 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V

By:	/s/ Darlene M. Roback

Darlene M. Roback Assistant Secretary

September 19, 2003